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Exhbit (a)(5)(xi)

ANS and St. Jude Medical Merger

Employee Questions and Answers, Part II

October 27, 2005

        This Employee Q&A is part of our ongoing communication program to keep you informed about the pending merger. The following information represents questions submitted by ANS employees following the announcement on October 17, 2005.

Benefits

Q—Will my years of ANS employment service be counted when ANS becomes part of St. Jude Medical?

A—Yes, your length of service with ANS will carry over and will be used for vesting and benefit purposes.

Q—Will my health plan or any other benefits change in 2006?

A—We do not expect any changes to be initiated by St. Jude Medical. ANS is currently evaluating our UnitedHealthcare plan design and you will learn about any changes to that plan during the open enrollment period beginning November 16, 2005.

Q—Will there be changes to our 401(k) plan and investment choices?

A—The ANS 401(k) plan is on par with plans offered by many Fortune 500 companies, and no immediate revisions are anticipated. Some companies have a longer vesting period, such as vesting employer contribution amounts over five years compared to ANS's four-year vesting period. As always, we will continue to review your investment choices to ensure that they fall into the five-star rating category.

Compensation

Q—How will raises be affected?

A—We anticipate no changes to our compensation system in 2006. We will once again be looking at such factors as inflation, budgetary constraints, national and local averages, and industry trends to determine the plan for salary increases in February 2006. As always, these factors, along with your individual performance, will affect your adjustment to pay.

Q—Will bonus plans be affected?

A—We strongly believe that bonus programs are an important piece of the total compensation package and it is our intention to continue to provide performance incentives.

Stock

Q—What do I do with shares of ANS stock that I own (that I acquired on the open market or on a prior option exercise to hold or otherwise)?

A—You can tender those shares to St. Jude Medical using the Letter of Transmittal (the "blue form") that you should have received in the mail from St. Jude Medical or your broker (and any other forms in the package applicable to you), you can hold your shares and let them be "cashed out" in the second-step merger, or you can dissent from the merger (all as described in St. Jude Medical's Offer to Purchase). Because the Board of Directors of ANS has recommended that you tender your shares to St. Jude Medical, that is our recommendation, but you can decide for yourself what you want to do.

Q—What do I do with my vested options? Do I need to exercise the option and tender the shares to St. Jude Medical or do I tender my vested options to St. Jude Medical?

A—You will not have to do anything. Following the merger, you will receive a check for the net difference between your exercise price and $61.25, less the taxes ANS is required to withhold (25% tax rate for most people).

Q—What are the tax consequences for receiving cash for my vested ANS shares?

A—For most people, the company will initially hold back 25% for taxes. You should talk to a tax advisor to understand any requirements beyond this.

Q—I understand that my unvested ANS stock options will be converted into St. Jude Medical stock options. When will I learn about the number and exercise price for the St. Jude Medical options or grants that I will be receiving as a result of the conversion from my unvested ANS options?

A—The share number and price information applicable specifically to your unvested options will be available following the closing of the merger. As a general matter, each outstanding option to purchase ANS common stock that is not vested at the effective time of the merger will be assumed by St. Jude Medical and converted into an option to purchase common stock of St. Jude Medical in accordance with the exchange ratio set forth in the Agreement and Plan of Merger. Because of how the exchange ratio works, your new option will be to purchase a greater number of shares of St. Jude Medical common stock, at a lower per share exercise price, as compared to the number of shares of ANS common stock, and the exercise price, under your current option.

Q—What about the "unvested" restricted stock I received in 2005?

A—Just like the conversion of ANS stock options into St. Jude Medical stock options, your "unvested" restricted stock will be converted into options to acquire St. Jude Medical stock using the same approach as converting ANS options into St. Jude options. (St. Jude Medical's stock incentive plans do not currently provide for the grant of restricted shares, only stock options.) The only difference will be that your strike price for these options will be zero.

Q—Does St. Jude Medical have an employee stock purchase plan?

A—Yes, and that is a good example of a program that St. Jude Medical brings to the table that could benefit our employees. However, it is premature at this point to discuss integrating benefits.

Business Operations

Q—Will ANS have a new name?

A—No changes to our name are planned. It is clear that St. Jude Medical recognizes the marketing equity that we have built with the ANS name. However, ANS may take advantage of St. Jude Medical's reputation by incorporating a phrase indicating that ANS is a division of St. Jude Medical.

Q—Will we have an opportunity to align our quality, engineering, or other processes and systems with St. Jude Medical?

A—One of the benefits of this merger will be to learn from each other and share best practices, as well as align certain processes where it makes sense.

Q—Will our job descriptions change?

A—There are no planned changes, other than those that might occur in the normal course of growing our business.

Q—Will we be asked to move in the future?

A—As Dan Starks, Chairman, President and CEO of St. Jude Medical, mentioned during our employee meeting on 10/17/05, the ANS headquarters will remain in Plano.

Forward-Looking Statements

Any statements made regarding the proposed transaction between St. Jude Medical, Inc. and Advanced Neuromodulation Systems, Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, construction schedules and any other statements regarding St. Jude Medical's or ANS's future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in Item 8.01 of St. Jude Medical's Current Report on Form 8-K filed on October 17, 2005, in Item 8.01 of ANS's Current Report on Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (see page 25) and ANS's Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ANS. St. Jude Medical has filed a tender offer statement with the Securities and Exchange Commission (SEC) and ANS has filed a solicitation/recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this document and the related solicitation/recommendation statement. The tender offer statement and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect the offer. These documents are available to all shareholders of ANS at no expense to them. These documents are also available at no charge on the SEC's web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS in writing at 6901 Preston Road, Plano, Texas 75024, or by phone at (972) 309-8000.

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